FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 10, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is November 10, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports senior management changes.

Item 5.	Full Description of Material Change

The Issuer reports the appointment and addition of several key management personnel.

Michael Hunter, the current President, will also assume the position of Chief Executive Officer, reporting directly to the Board of Directors. Mr. Hunter comes to this position with over 25 years’ experience in the coal mining sector which includes pit operations, plant operations and coal quality analysis. He has previously founded two coal companies; one of which, First Coal Corporation, was purchased by Xstrata for $137M in July, 2011.

Keith Henderson, formerly Vice President, Exploration, has been appointed Executive Vice President. Mr. Henderson brings 19 years’ global mining-industry experience, including time spent working as Project Manager for Anglo Coal’s Canadian subsidiary, focused on metallurgical coal deposits in northeast British Columbia. During his time with the Issuer, Mr. Henderson has been a key decision maker in the Issuer and played a crucial role in negotiating the acquisition of the Carbon Creek coal asset.

The Issuer has appointed Kareen McKinnon as Vice President, Investor Relations. Ms. McKinnon has extensive experience with both investor relations and equity financing for mining companies. She worked previously as Vice President, Corporate Development for several companies including CGA Mining Limited, Rock Forage Mining Limited, White Knight Resources Ltd. and Mansfield Minerals Inc. Ms. McKinnon will be focused on strategic planning and raising the profile of the Issuer.

Mr. Blaine Bailey has been appointed as the Issuer’s new Chief Financial Officer. Mr. Bailey succeeds former CFO Michael Kinley, CA, who will remain with the Issuer as a consultant through a transition period before leaving to pursue other opportunities. Mr. Bailey is a CGA who has worked with numerous private and public companies over the past 20 years. He currently serves as the CFO of the Issuer’s subsidiary, Cardero Coal Ltd., and is uniquely positioned to take on the additional duties of CFO for the Issuer.

The Issuer also announces that Mr. Mark Cruise, its former Vice-President, Business Development, has resigned in order to devote his full time and attention to his role as Chief Executive Officer of Trevali Mining Corporation, which is advancing two polymetallic deposits to production in Canada and Peru - the Halfmile and Santander projects, respectively.

With the current management changes, Mr. Hendrik Van Alphen is stepping down as CEO and assuming the position of Managing Director, with a focus on corporate strategic initiatives. Since founding the Issuer in 1999, Henk has created significant value for shareholders, not least through acquisition of undervalued projects like Pampa de Pongo, which was acquired for less than $1 million six years before it was sold for $100 million.

The Issuer would like to take this opportunity to thank both Mr. Kinley and Mr. Cruise for their many important contributions to the growth of the Issuer since 2005 and to wish both of them every success in their future endeavours.

Grant of Incentive Stock Options

The Issuer also reports that it has, pursuant to its 2002 Incentive Stock Option Plan, granted incentive stock options to directors, officers and employees to purchase up to an aggregate of 1,400,000 common shares in the capital stock of the Issuer. The options are exercisable at a price of CAD 1.10 for a period of two years ending November 9, 2013.

Reference is made to the Issuer’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies for further information regarding the Issuer and its activities. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

November 10, 2011